July 30, 2013

Attention: Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Affinity Gaming
Form 10-K for the fiscal year ended December 31, 2012
Filed April 1, 2013
File No. 000-54085

Dear Mr. Gordon:

With this letter, Affinity Gaming (“we”, “us”, “our”) is responding to the Division of Corporate Finance’s comments on our 2012 Form 10-K as set forth in a letter dated July 17, 2013. For your convenience, we have repeated the full text of the Division’s comments below in bold, with our response directly following.

Form 10-K for the year ended December 31, 2012

General

1.	We note that you plan to restate your 2012 10-K and the 10-Q's filed during 2012. Please tell us when you plan to file the restatements.

We intend to file the restatements on or before August 2, 2013.

3. Assets Held for Sale, page F-13

2.
Please provide us with a detailed analysis of the acquisitions and dispositions of assets and/or businesses during 2012. For each transaction, please tell us the purchase or sale price, the amount of cash paid or received, and the amount of noncash assets paid or received. Please also tell us how you determined the value of any noncash assets involved in these transactions. Additionally, please tell us whether you accounted for each transaction as a business combination or a sale or purchase of assets, and tell us how you determined this was the appropriate accounting. Finally, please tell us how you accounted for any contingent liabilities, and if there are any potential remaining contingent liabilities.

Two acquisition and/or disposition transactions required presentation and disclosure in our Form 10-K for the fiscal year ended December 31, 2012.

Disposition of Assets in Northern Nevada

In the most recent transaction, we entered into an agreement in September 2012 (the “Truckee Agreement”) under which we agreed to sell three of our casinos in northern Nevada to Truckee Gaming, LLC. In September 2013, we determined that the assets and liabilities of the three casinos subject to the Truckee Agreement met the criteria set forth in Accounting Standards Codification (“ASC”) subsection 360-10-45-9 regarding held-for-sale classification, and that the results of operations of those same casinos met the criteria in ASC subsection 205-20-45-1 regarding classification as discontinued operations. As a result of our determinations regarding the Truckee Agreement, we presented the assets and liabilities of the three northern Nevada Casinos as held for sale, and presented the results of operations as discontinued operations, for all periods presented.

Truckee Gaming did not pay with non-cash assets; they paid us in cash. The first paragraph of Note 3 (page F-13) discloses the purchase price, the adjustments to the purchase price, and the $17.5 million cash we received from Truckee Gaming upon closing.

Although we did not identify any contingent liabilities, and although the sale transaction described above did not involve any contingent consideration, the consideration transferred was subject to normal working capital adjustments.

Disposition of Slot Route and Certain Southern Nevada Casinos and Acquisition of Colorado Casinos

In February 2012, we completed the sale of our Searchlight casino, Pahrump casinos and slot route and the acquisition of three casinos in Black Hawk, Colorado (the “Colorado Casinos”) pursuant to agreements with Golden Gaming, LLC and JETT Gaming, LLC (the “Golden/JETT transaction”).

In September 2011, we determined that the assets and liabilities of the Searchlight casino, Pahrump casinos and slot route met the criteria set forth in ASC subsection 360-10-45-9 regarding held-for-sale classification, and that the results of operations of these casinos and slot route met the criteria in ASC subsection 205-20-45-1 regarding classification as discontinued operations. As a result of our determinations regarding the Golden/JETT transaction, we presented the assets and liabilities of the these casinos and slot route as held for sale, and presented the results of operations as discontinued operations, for all periods presented.

We evaluated the acquisition of the Colorado Casinos in the context of ASC Topic 805, Business Combinations, which defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” Based upon our analysis of the facts and circumstances underlying the transaction, we determined that the Colorado Casinos met the definition of a business because they consisted of fixed, human and intangible assets which were integrated in such a way as to be capable of being managed and from which we could derive economic benefit in the form of earnings. As a result, we accounted for the acquisition of the Colorado Casinos as a business combination.

We determined the $67.1 million value for the Searchlight casino, Pahrump casinos and slot route based upon the fair value of the underlying assets and liabilities. We made our determination of fair value using the guidance in ASC Topic 820, Fair Value Measurement, and with the assistance of third-party valuation specialists, combined with other independent market data for similar transactions in our industry. We determined the $71.4 million purchase price for the Colorado Casinos as the sum of the $67.1 million fair value of the Searchlight casino, Pahrump casinos and slot route plus $4.3 million in cash in accordance with ASC subsection 805-30-30-7. The $4.3 million represented the difference between the trailing-twelve-month EBITDA of the Colorado Casinos and the Searchlight casino, Pahrump casinos and slot route multiplied by a fixed factor specified in the respective purchase/sale agreements. We paid the $4.3 million to Golden Gaming in cash upon closing of the transaction on February 29, 2012.

Using the guidance in ASC Topic 805 and with the assistance of the third-party valuation specialists, we allocated the $71.4 million purchase price to all identifiable tangible and intangible assets and liabilities for the Colorado Casinos, and we recorded the excess as goodwill.

Although we did not identify any contingent liabilities, and although the sales and purchase transactions described above did not involve any contingent consideration, the consideration transferred was subject to normal working capital adjustments.

Form 10-Q for the Quarter Ended March 31, 2013

13. Commitments and Contingencies, page 16

3.	In future filings, please revise your disclosure related to the judicial review in the suit brought by CCDC to quantify your estimate of the possible loss or range of loss.

Beginning with our Form 10-Q for the fiscal quarter ended June 30, 2013, we will add an estimate of the possible loss or possible range of loss to our disclosure regarding the suit brought by CCDC.

In connection with the foregoing, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing,

•
staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (Commission) from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AFFINITY GAMING

/s/ Donna Lehmann
Donna Lehmann
Senior VP, Chief Financial Officer and Treasurer